EXHIBIT I

[DELTIC TIMBER LOGO]
 210 EAST ELM STREET
 EL DORADO, AR 71730
NEWS RELEASE                               NYSE: DEL

FOR RELEASE	JANUARY 22, 2003	CONTACT:	Kenneth D. Mann	Clefton D. Vaughan
	IMMEDIATELY		Investor Relations	Public Relations
			(870) 881-6432	(870) 881-6407

EL DORADO, AR. Deltic Timber Corporation’s President and Chief Executive Officer, Ron L. Pearce, announced today that financial results for the fourth quarter of 2002 were a loss of $13.4 million, $1.18 a share after preferred dividends, which includes a non-cash write-off of the Company’s investment in Del-Tin Fiber in the amount of $11.4 million, net of income taxes. These results compare to net income of $.9 million, $.02 a share, a year ago. Operating income for the current quarter was $.3 million, a decrease of $4.9 million when compared to 2001’s fourth quarter. Other than the Del-Tin Fiber write-off, the decrease in fourth quarter results was due primarily to a $3.5 million reduction in Real Estate operating income. Net cash provided by operating activities, excluding changes in operating working capital, totaled $6.7 million for the fourth quarter of 2002, a decrease of $6.4 million when compared to the corresponding quarter of 2001.

In commenting on the write-off, Mr. Pearce said, “For several months, the Company has been engaged in a review of strategic alternatives for its investment in Del-Tin Fiber and has now determined that the medium density fiberboard business does not represent a growth area for us. Accordingly, we intend to exit this business upon the earliest, reasonable opportunity provided by the market. The decision was a difficult one since we believe that both the MDF market and Del-Tin Fiber’s performance will, at some point in time, improve significantly.” Regarding operating results for the quarter, Mr. Pearce added, “While the Company’s financial results continue to be negatively affected by the weak lumber market, the decline in fourth quarter operating income was due primarily to a reduction in residential lot sales. We were unable to follow last year’s fourth quarter offering on the Company’s new Robert Trent Jones, Jr. designed golf course with a similar offering this year due to weather-related construction delays. However, at December 31, 2002, we had 94 residential lots under contract representing $6.2 million in future sales revenue.” Deltic’s Chairman, Robert C. Nolan, stated, “The results of our investment in Del-Tin Fiber have been a major disappointment to the Company’s board and management, and we believe the interests of the Company and its stockholders will be better served by Deltic focusing on its core business of ownership and management of Southern Pine timberland.”

The Woodlands segment earned $4.4 million in the current quarter, which compares to $5.6 million for the same period of 2001. The Company’s pine sawtimber harvest of 113,700 tons decreased 27 percent from 155,800 in 2001’s fourth quarter. Average pine sawtimber price was $41 per ton in the current period, an $8 per ton increase from $33 per ton a year ago. Sales of timberland during the fourth quarter of 2002 totaled 1,460 acres at a gain of $.6 million, compared to similar sales of 1,462 acres at a $1.9 million gain in the prior-year quarter.

Deltic’s Mills segment loss of $3.3 million in the fourth quarter of 2002 compares to a $3.1 million loss a year ago. Finished lumber sales price decreased $6 to $270 per thousand board feet. Lumber sales volume increased 6.4 million board feet to 46.9 million in 2002, a result of improved mill efficiencies.

Operating income for the Real Estate segment was $.9 million in 2002’s fourth quarter, which compares to $4.4 million for the same quarter of 2001. Residential lot sales decreased by 45 to 59 lots and average lot price decreased by $39,000 to $65,800 due primarily to the prior period benefiting from the sale of 51 lots in the first neighborhood around the new golf course at Chenal Valley. Results for the fourth quarter of 2002 included a .5-acre commercial parcel sale for $218,200 per acre, while the sale of about two acres of commercial property averaging $254,200 per acre was recorded during the prior year’s fourth quarter. During the current period, 22 acres of undeveloped real estate were sold for a pretax gain of $.2 million.

Corporate operating expense was $1.4 million in the current quarter, an improvement of $.2 million when compared to $1.6 million a year ago. Deltic’s share of equity in Del-Tin Fiber’s operating loss was $2.4 million, unchanged from the corresponding quarter of 2001; and the fourth quarter 2002 write-off of the Company’s investment totaled $18.7 million. An income tax benefit of $8.3 million, including $7.3 million deferred tax benefit related to the Del-Tin write-off, was recorded for the fourth quarter of 2002 and compares to income tax expense of $.7 million for the same period of 2001.

Capital expenditures were $8.4 million for the current quarter and $24.2 million for the year of 2002. For the corresponding periods of 2001, capital expenditures were $8.5 million and $64 million,

respectively. Included in 2001’s year-to-date amount was the purchase of replacement timberland properties which totaled $38.3 million.

Financial results for the year of 2002 were a loss of $13.6 million, $1.33 a share after preferred dividends. For the twelve months ended December 31, 2001, income from continuing operations was $1.6 million, a $.05 per share loss after preferred dividends; and net income, including income from discontinued operations of $8.4 million, net of income taxes, was $10 million, $.65 a share. Net cash provided by operating activities, excluding changes in working capital, was $30.9 million for 2002, compared to $38.4 million for 2001.

For the year of 2002, pine sawtimber harvest levels were 713,800 tons, a six percent increase when compared to 673,100 tons for 2001. Average pine sawtimber price was $41 per ton compared to $39 per ton for the prior year, an increase of five percent. Timberland sales totaled 3,418 acres at an average price of $1,000 per acre in 2002 compared to 3,315 acres for $2,400 per acre for the year of 2001. Sales of finished lumber totaled 199.5 million board feet, an increase of 26 percent from 158.2 million in 2001 due to improved production rates. Finished lumber sales price decreased $8, from $306 per thousand board feet in 2001 to $298. Residential lot sales for 2002 totaling 141 lots at an average price of $68,200 per lot compares to 2001’s sales of 198 lots for $85,400. During 2002, a .5-acre outparcel was sold for $218,200 per acre, while sales of approximately 14 acres of commercial property at $160,700 per acre were recorded in 2001. The sale of 22 undeveloped acres for $10,000 per acre benefited the year of 2002, compared to sales of approximately 40 acres of undeveloped real estate for $6,900 per acre for 2001.

In regard to the outlook for the first quarter and year of 2003, Mr. Pearce noted, “At this time, we anticipate the pine sawtimber harvest to be 100,000 to 150,000 tons and 600,000 to 650,000 tons, respectively. We will continue our program to consider sales of timberland identified to be non-strategic or to have a higher and better use, with sales of 3,000 to 5,000 acres anticipated for the year. Finished lumber production and sales volumes will continue to be subject to market conditions, with sales currently estimated at 50 to 60 million board feet for the first quarter of 2003 and 200 to 250 million for the year. Residential lot sales are projected to be 30 to 50 lots and 175 to 200 lots, respectively. Commercial acreage sales are expected to improve from 2002’s level.”

Statements included herein that are not historical in nature are intended to be, and are hereby identified as, “forward-looking statements” within the meaning of the Federal Securities Laws. Such statements reflect the Company’s current expectations and involve certain risks and uncertainties. Actual results could differ materially from those included in such forward-looking statements. Factors that could cause such differences include, but are not limited to, the cyclical nature of the industry, changes in interest rates and general economic conditions, adverse weather, cost and availability of materials used to manufacture the Company’s products, and the risk factors described from time to time in the reports and disclosure documents filed by the Company with the Securities and Exchange Commission.

Deltic will hold a conference call on Thursday, January 23, 2003, at 2 p.m. Central Time to discuss fourth quarter 2002 earnings. Interested parties may participate in the call by dialing 1-800-915-4836. The call will also be broadcast live over the Internet and can be assessed through the Investor Relations section of the Deltic website at www.deltic.com. Online replays of the call will be available through the Deltic website, and a recording of the call will be available until 11:59 p.m. Central Time on Thursday, January 30, by dialing 1-800-428-6051 and referencing replay passcode identification number 280801.

Summary financial data and operating statistics for the fourth quarter and year of 2002 with comparisons to 2001 are contained in the following tables.

Deltic Timber Corporation
SEGMENTAL RESULTS OF OPERATIONS (Unaudited)
(Millions of dollars)

	Three Months Ended December 31, 2002		Three Months Ended December 31, 2001
	Net Sales	Operating Income	Net Sales	Operating Income
Woodlands	$6.8	4.4	8.5	5.6
Mills	15.3	(3.3)	13.4	(3.1)
Real Estate	5.5	.9	12.9	4.4
Corporate	—	(1.4)	—	(1.6)
Eliminations	(3.9)	(.3)	(4.5)	(.1)

Total net sales/operating income	$23.7	.3	30.3	5.2

	Twelve Months Ended December 31, 2002		Twelve Months Ended December 31, 2001
	Net Sales	Operating Income	Net Sales	Operating Income
Woodlands	$37.0	22.5	38.3	22.3
Mills	70.4	(6.4)	57.4	(7.1)
Real Estate	15.3	2.0	25.0	7.4
Corporate	—	(6.8)	—	(6.4)
Eliminations	(18.2)	(.6)	(14.7)	(.4)

Total net sales/operating income	$104.5	10.7	106.0	15.8

Deltic Timber Corporation
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(Thousands of dollars, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2002	2001	2002	2001

Net sales	$23,746	30,277	104,512	106,011

Costs and expenses
Cost of sales	19,052	20,518	70,979	68,125
Depreciation, amortization, and cost of fee timber harvested	2,812	2,804	15,224	14,991
General and administrative expenses	1,615	1,704	7,612	7,071

	23,479	25,026	93,815	90,187

Operating income	267	5,251	10,697	15,824

Equity in loss of and write-down of investment in Del-Tin Fiber	(21,064)	(2,478)	(28,217)	(9,132)
Interest income	104	28	284	946
Interest and other debt expense	(1,202)	(1,286)	(4,558)	(5,725)
Other income/(expense)	91	110	433	438

Income/(loss) from continuing operations before income taxes	(21,804)	1,625	(21,361)	2,351

Income taxes	8,346	(745)	7,722	(728)

Income/(loss) from continuing operations	(13,458)	880	(13,639)	1,623

Discontinued operations, net	—	(25)	—	8,357

Net income/(loss)	$(13,458)	855	(13,639)	9,980

Earnings per common share
Basic
Continuing operations	$(1.18)	.02	(1.33)	(.05)
Discontinued operations	—	—	—	.70

Net income/(loss)	$(1.18)	.02	(1.33)	.65

Assuming dilution
Continuing operations	$(1.18)	.02	(1.33)	(.05)
Discontinued operations	—	—	—	.70

Net income/(loss)	$(1.18)	.02	(1.33)	.65

Dividends per common share	$.0625	.0625	.2500	.2500

Average common shares outstanding (thousands)	11,916	11,888	11,919	11,896

Deltic Timber Corporation
BALANCE SHEET DATA
(Thousands of dollars)

	(Unaudited)
	Dec. 31, 2002	Dec. 31, 2001
Working capital	$1,125	13,015
Total assets	310,546	328,380
Long-term debt	115,120	84,190
Redeemable preferred stock	—	30,000
Stockholders’ equity	162,962	180,799

OTHER DATA (Unaudited)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2002	2001	2002	2001
Capital expenditures – thousands of dollars
Woodlands	$1,728	803	5,175	44,432
Mills	1,160	2,152	3,571	5,861
Real Estate	5,489	5,446	15,378	13,514
Corporate	44	94	113	150

Total	$8,421	8,495	24,237	63,957

Net cash from operating activities, excluding changes in operating working capital – thousands of dollars	$6,714	13,043	30,920	38,372

Woodlands
Pine sawtimber harvested from fee lands – tons	113,690	155,808	713,779	673,055
Pine sawtimber price – per ton	$41	33	41	39
Timberland sales – acres	1,460.47	1,462.14	3,417.54	3,314.66
Timberland sales price – per acre	$700	1,700	1,000	2,400

Mills
Finished lumber sales – thousands of board feet	46,857	40,481	199,463	158,225
Finished lumber price –per thousand board feet	$270	276	298	306

Real Estate
Residential
Lots sold	59	104	141	198
Average price per lot sold	$65,800	104,800	68,200	85,400

Commercial
Acres sold	.53	2.06	.53	14.08
Average price per acre sold	$218,200	254,200	218,200	160,700